June 28, 2017

Pamela Long

Assistant Director

Asia Timmons-Pierce

Staff Attorney

Dale Welcome

Staff Accountant

John Cash

Accounting Branch Chief

Re:	BioCrude Technologies USA, Inc.
Amendment No. 3 to Registration Statement on Form S-1
Filed May 26, 2017
File No. 333-214853

Dear Ms. Long:

This letter is in response to your comment letter of June 26, 2017.

Dilution, page 13

1. Please revise the first sentence to refer to the net tangible book value as of March 31, 2017.

Response: The registration statement has been revised to reflect the aforesaid.

Material Agreements, page 31

2. We note that you have filed certain pages of your material agreements as Exhibit 10.8. Please file each agreement in its entirety with your next amendment as a separate exhibit. Please note that the cover page and signature page of each agreement should be filed together along with the body of the agreement as one exhibit. For example, we note that the Power Purchase Agreement cover page and signature page is included as part of Exhibit 10.8 and as exhibit 10.13, while the body of the agreement is included as Exhibit 10.13.1. Please revise your reference to these exhibits on page 32 in paragraph three to describe their material terms, rather than to refer investors to information outside of the prospectus. Please note that your request confidential treatment pursuant to Rule 406 of the Securities Act should refer to the specific exhibit for which you are seeking confidential treatment.

Response:

For clarity purposes, exhibit 10.8 [Material Agreement “Summaries” (Deed of Assignment pursuant to a Private-Public Partnership (PPP), Concession Agreements & Power Purchase Agreement (PPA)] which represents summaries of the aforesaid engagement agreements by and between the Governmental Authorities of the Grande Comore and BioCrude, has been removed as an exhibit and the “Material Agreement “Summaries” have been placed within the body of the prospectus (Section: Material Agreements; Sub-section: Summaries of Material Terms of Agreements).

The Material Agreements (Deed of Assignment pursuant to a Public-Private Partnership (PPP), the Power Purchase Agreement (PPA), and the MSW, Land and Supply of Treated Effluent Concession Agreements) have been filed redacted (excerpts privy to Company) in accordance to the FOIA Confidential Treatment Request (CTR) pursuant to Rule 406 of the Securities Act, and are referenced as exhibits 10.11, 10.12 and 10.13, respectively (the exhibit index has been updated and referenced accordingly). The aforesaid agreements have been filed as well with the Office of the Secretary of the United States Securities and Exchange Commission (SEC). A separate request was made for each contract.

The registration statement has been revised to reflect and/or incorporate all of the aforesaid.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 34

3. Please revise the first paragraph to refer to your audited financial statements as of December 31, 2016.

Response: The registration statement has been revised to reflect all of the aforesaid.

Very truly yours,

/s/ John Moukas, President

BioCrude Technologies USA, Inc.